Exhibit 23.1

Independent Auditors’ Report and Consent

The Board of Directors

TransMontaigne, Inc.:

The audits referred to in our report dated September 13, 2002, except as to the fourth paragraph of note 1(c), which is as of May 12, 2003, included the related financial statement schedule  for each of the years in the three-year period ended June 30, 2002, included in the registration statement.  This financial statement schedule is the responsibility of the Company’s management. Our responsibility is to express an opinion on this financial statement schedule based on our audits.  In our opinion, such financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

We consent to the use of our reports included herein and to the reference to our firm under the heading “Experts” in the prospectus.

/s/ KPMG LLP

Denver, Colorado
September 11, 2003